UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2024

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

BioNTech SE (the “Company”) previously disclosed that it was in discussions with the National Institutes of Health (“NIH”) concerning royalties and other related amounts allegedly owed on sales of the Company’s, and its collaboration partner, Pfizer Inc.’s (“Pfizer”), COVID-19 vaccine since commercialization.

On December 20, 2024, the Company entered into a settlement agreement with the NIH (the “Settlement Agreement”). Under the terms of the Settlement Agreement, the Company will, among other things, pay $791.5 million, consisting of $750.0 million as a settlement for claimed royalties during calendar years 2020-2023 and $41.5 million in consideration for the NIH’s entry into an Amended and Restated License Agreement, dated December 20, 2024 (the “Amended License Agreement,” and such payment, the “Settlement Payment”) to the NIH within 60 days of December 20, 2024. The Company’s execution of the Settlement Agreement does not in any way constitute an admission of liability with respect to any allegation raised by the NIH, all of which the Company expressly denies, and nothing in the Settlement Agreement shall be taken as or construed to be an admission by the Company as evidence supporting any such allegation, any matter of fact or law, any violation of law or any other liability whatsoever.

Upon the receipt of the Settlement Payment, the NIH has agreed to consider any alleged noncompliance under the Amended License Agreement to be resolved for the period up to and including January 1, 2024, including any claimed historical royalty payments allegedly owed by the Company prior to January 1, 2024, and agreed to withdraw the notice of default previously issued to the Company in connection with such alleged noncompliance.

Concurrent with entry into the Settlement Agreement, the Company and the NIH entered into the Amended License Agreement, pursuant to which the Company and the NIH agreed that the Company’s amended royalty obligation on Net Sales of Licensed Products will be an amount of up to a low single-digit percentage on Net Sales of Licensed Products (as defined in the Amended License Agreement, and which includes the Company’s and Pfizer’s COVID-19 vaccine), effective as of January 1, 2024, and which provides a framework for a license for use in combination products, which would include the COVID-19 vaccine used in combination with other active pharmaceutical ingredients.

In connection with the Settlement Agreement, Pfizer has agreed to reimburse the Company for $364.5 million of the claimed royalties paid to the NIH for 2020-2023 sales under the Settlement Agreement.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein	By:	/s/ Dr. Sierk Poetting
	Name: Jens Holstein		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: December 27, 2024